

SE 07004778 MISSION

BB 3/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 1 2007 PROCESSING

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42nd Floor
(No. and Street)

New York	NY	10005-1101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker 212-813-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9 3/29

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03/24/07

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Financial Statements and Supplementary Schedules

December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and
Shareholder of MarketAxess Corporation

In planning and performing our audit of the financial statements of MarketAxess Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that



transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Shareholder of MarketAxess Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows, present fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, the Parent changed the manner in which it accounts for share-based compensation in 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2007

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 30,782,650
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $517,629	13,703,909
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $16,621,892	3,976,937
Software development costs, net of amortization of $7,367,118	6,563,148
Prepaid expenses	1,006,705
Deferred tax assets, net	16,157,485
Other assets	311,474
Total assets	$ 73,002,308
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 8,973,726
Deferred revenue	661,068
Accounts payable, accrued expenses, and other liabilities	2,155,986
Payable to MarketAxess Holdings Inc.	3,931,653
Total liabilities	15,722,433
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	54,163,416
Retained earnings	3,116,449
Total shareholder's equity	57,279,875
Total liabilities and shareholder's equity	$ 73,002,308

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commissions	$ 56,054,072
Information and user access fees	5,476,965
License fees	444,496
Other	3,526,119
Total revenues	65,501,652
Expenses	
Employee compensation and benefits	30,213,107
Depreciation and amortization	6,622,122
Technology and communications	6,984,268
Professional and consulting fees	4,219,156
Marketing and advertising	1,313,894
General and administrative	4,149,158
Total expenses	53,501,705
Income before income taxes	11,999,947
Provision for income taxes	5,896,858
Net income	$ 6,103,089

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2005	1,000	$ 10	$ 53,619,497	$ 2,013,310	$ 55,632,817
Dividend to MarketAxess Holdings Inc.	-	-	(5,000,050)	(4,999,950)	(10,000,000)
Capital contribution from MarketAxess Holdings Inc.	-	-	5,543,969	-	5,543,969
Net income	-	-	-	6,103,089	6,103,089
Balance, December 31, 2006	1,000	$ 10	$ 54,163,416	$ 3,116,449	$ 57,279,875

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 6,103,089
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	6,622,122
Deferred taxes	5,971,785
Provision for bad debts	352,429
Changes in operating assets and liabilities	
Increase in accounts receivable	(3,228,638)
Decrease in prepaid expenses	695,740
Decrease in other assets	191,146
Increase in accrued employee compensation	548,287
Decrease in deferred revenue	(87,356)
Decrease in accounts payable, accrued expenses, and other liabilities	(925,413)
Decrease in payable to MarketAxess Holdings Inc.	(5,927,784)
Net cash provided by operating activities	10,315,407
Cash flows from investing activities	
Purchases of furniture, equipment and leasehold improvements	(2,491,349)
Capitalization of software development costs	(4,082,695)
Net cash used in investing activities	(6,574,044)
Cash flows from financing activities	
Dividend to MarketAxess Holdings Inc.	(10,000,000)
Capital contribution from MarketAxess Holdings Inc.	5,543,969
Net cash used in financing activities	(4,456,031)
Net decrease in cash and cash equivalents	(714,668)
Cash and cash equivalents	
Beginning of year	31,497,318
End of year	$ 30,782,650
Supplemental cash flow information	
Cash paid during the year for	
Income taxes	$ 159,918

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities, serving as an electronic platform through which the Company's active institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities with each other on its platform. The Company also provides data and analytical tools that help its clients make trading decisions, and facilitates the trading process by electronically communicating order information between trading counterparties. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at a U.S. bank and in money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation and Amortization
Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs
In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation, related benefits and third party consulting costs

incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Revenue Recognition

The majority of the Company's revenues are derived from commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information and user access fees, license fees, investment income and other income.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in the Company, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company's electronic trading platform. Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the initial term of the agreement, which is generally three years. The Company anticipates that license fees will be a less material source of revenues on a going-forward basis.

Stock-Based Compensation for Employees

The Company's employees participate in the stock incentive plans of the Parent. Effective January 1, 2006, the Parent adopted SFAS 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees based on estimated fair values. SFAS 123R supersedes the Parent's previous accounting under APB 25 for periods beginning in fiscal 2006.

The Parent adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company's share of stock-based compensation expense recognized in the Company's Statement of Operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company's share of stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
In June 2006, the Company began executing riskless principal transactions between its broker-dealer clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as trading counterparty to the broker-dealer clients executing trades on the DealerAxess® platform. The Company is exposed to the risk that third parties that owe money, securities or other assets will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

The majority of the Company's cash is held at a major U.S. bank. Given this concentration, the Company may be exposed to certain credit risk.

Guarantees
The Company clears all of the dealer-to-dealer riskless principal transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $14,981,946 which exceeded its required net capital of $1,048,162 by $13,933,784. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, are comprised of the following:

Computer, software and related equipment	$ 14,517,487
Office hardware	2,927,426
Furniture and fixtures	1,319,077
Accumulated depreciation	(15,304,269)
Total furniture and equipment	3,459,721
Leasehold improvements	1,834,839
Accumulated amortization	(1,317,623)
Total leasehold improvements	517,216
Total furniture, equipment, and leasehold improvements, net	$ 3,976,937

In January 2006, the Company changed its capitalization policy for furniture, equipment and leasehold improvements, lowering the threshold for capitalizing such purchases from $10,000 to $2,000. The change was made to ensure consistency between the financial accounting and tax treatment. For the year ended December 31, 2006, the Company capitalized $250,000, that would have been expensed under the old capitalization policy.

5. Software Development Costs

Software development costs, are comprised of the following:

Software development costs	$ 13,930,266
Accumulated amortization	(7,367,118)
Total software development costs, net	$ 6,563,148

During the year ended December 31, 2006, software development costs totaling $4,082,695 were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits, technology and communications, and professional and consulting fees in the Statement of Operations.

6. Income Taxes

The Company files a consolidated U.S. federal and certain unitary state tax returns with its Parent. The Company records tax benefits and expenses that relate to its business and utilizes net operating losses in a manner that is consistent with their use in the consolidated tax returns.

The provision for income taxes, included in the Statement of Operations is as follows:

Current:	
Federal	$ -
State and local	(74,927)
Current benefit for income taxes	(74,927)
Deferred:	
Federal	3,970,070
State and local	2,001,715
Deferred income tax	5,971,785
Provision for income taxes	$ 5,896,858

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income by federal statutory rates is as follows:

Federal tax at statutory rate	$ 4,199,981	35.00 %
State taxes - net of federal benefit	1,225,935	10.21 %
Permanent differences	140,009	1.17 %
Incentive stock options	428,162	3.57 %
Increase in valuation allowance for charitable contributions	96,536	0.80 %
Return to provision adjustment and change in rates	214,505	1.79 %
Tax credits	(408,270)	(3.40)%
Provision for income taxes	$ 5,896,858	49.14 %

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of tax operating loss carryforwards of $39,214,096 existing at the change of ownership date are subject to significant limitation. A valuation allowance has been established against tax loss carryforwards that are not expected to be utilized. In addition, $410,677 of research activity credits that expire beginning 2012 may not be utilized prior to expiration and accordingly, an allowance for these credits has been established.

The following is a summary of the Company's gross deferred tax assets and liability:

Deferred tax assets	
Net operating loss carryforwards	$ 29,338,347
Depreciation	553,629
Allowance for doubtful accounts	231,639
Charitable contributions carryforwards	252,549
Goodwill and other intangible assets	330,306
Stock based compensation	761,270
Tax credits	2,394,942
Total deferred tax assets	33,862,682
Valuation allowance	(14,768,188)
Deferred tax asset	19,094,494
Deferred tax liability	
Capitalized development costs	(2,937,009)
Deferred tax assets, net	$ 16,157,485

7. Related Parties

As of and for the year ended December 31, 2006, the Company had the following balances and transactions with related parties that include non-controlling shareholders of the Parent:

Cash and cash equivalents	$ 25,725,168
Accounts receivable	6,569,133
Other assets	109,705
Accounts payable	4,041,153
Commission income	28,996,505
Information and user fees	1,176,890
Other income	2,819,405
General and administrative	6,884

The Company recorded in other assets a receivable of $109,705 from an affiliate related by common ownership. Also, the Company had a payable to its Parent of $3,931,653 related primarily to stock-based compensation and audit fees.

Capital contributions, for tax related items, in the amount of $5,543,969 were made by the Parent to the Company during 2006.

Other income includes interest earned on the money market funds sponsored by a related party, totaling $702,087, which are included in cash and cash equivalents. Interest rates are comparable to rates offered to third parties. Under a service agreement with an affiliate, MarketAxess Europe Limited, the Company is paid to operate a European high-grade trading platform. Included in other income is $1,809,246 of service fees under this agreement.

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $237,830.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent.

As discussed in Note 2, the Parent adopted SFAS 123 R on January 1, 2006. Stock compensation expense related to stock options and restricted stock in 2006 was $2,787,369 and $744,281, respectively, of this amount $2,454,728 related to the adoption of SFAS 123R and is reflected in employee compensation and benefits.

Stock Options

Generally, stock options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of SFAS 123R and reflects all substantive characteristics of the instruments being valued. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding and was increased from four years to five years in May 2006.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2006:

Weighted-average expected life (years)	4.62
Weighted-average risk-free interest rate	4.68 %
Weighted-average expected volatility	41.75 %
Weighted-average fair value per option granted	$ 4.45

The following table reports stock option activity during the year ended December 31, 2006 and the intrinsic value as of December 31, 2006:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2005	2,880,943	$ 9.19		
Granted	1,864,150	10.78		
Canceled	(841,646)	10.76		
Exercised	(578,618)	5.56		
Outstanding at December 31, 2006	3,324,829	10.30	7.91	$ 11,587,354
Exercisable at December 31, 2006	1,475,271	9.37	6.42	$ 6,716,374

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 29, 2006 of $13.57 exceeds the exercise price of the stock options.

The following table summarizes information regarding the stock options granted:

	December 31, 2006				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding Total	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted-Average Exercise Price
$1.96 - $3.92	$ 540,048	$ 2.90	4.5037	540,048	$ 2.90
$3.92 - $5.88	667	4.05	4.6790	667	4.05
$7.84 - $9.80	104,666	9.05	7.8898	74,575	8.91
$9.80 - $11.76	1,679,365	10.59	9.1613	130,900	10.70
$11.76 - $13.72	398,090	12.73	8.5710	246,894	12.67
$13.72 - $15.68	591,092	14.77	7.0117	473,339	14.60
$15.68 - $17.64	10,001	17.01	7.3146	8,848	17.01

As of December 31, 2006, the Company had $6,923,863 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Restricted Stock

Restricted stock generally vests over a period of three years. Certain grants vest after five years, but contain provisions that allow for accelerated vesting over a shorter term if defined performance criteria are met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense.

The following table reports restricted stock activity during the year ended December 31, 2006:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2005	$ 99,500	$ 14.86
Granted	332,500	
Canceled	(84,497)	
Vested	(25,509)	
Outstanding at December 31, 2006	$ 321,994	$ 12.29

As of December 31, 2006, the Company had $2,960,082 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.3 years.

9. Commitments and Contingencies

In June 2006, the Company commenced operating an anonymous matching service for its broker-dealer clients. The Company executes trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. The securities clearing agreement that the Company maintains with the independent clearing broker commenced in December 2004. Under the securities clearing agreement, the Company maintains a collateral deposit of $500,000 with the clearing broker. The Company is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2006, the Company recorded no contingent liabilities with regard to this right.

At December 31, 2006, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $237,830 which expires on November 9, 2007, is collateralized with a U.S. government obligation held in the name of the Parent.

The Company leases its office space under non-cancelable lease agreements expiring at various dates through 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases are as follows:

Year Ending December 31,	Minimum Rentals
2007	$ 1,360,941
2008	1,368,839
2009	1,376,736
2010	235,524
Total	$ 4,342,040

The total rental expense, which is included in general and administrative expense for the year ended December 31, 2006, was $1,427,033.

In January 2007 two former employees of the Company commenced arbitration before the National Association of Securities Dealers ("NASD") against the Company arising out of the expiration of certain vested and unvested stock options and unvested restricted shares issued to them. The claims made by these two former employees total $4.5 million plus interest.

One former employee has alleged that the Company wrongfully prevented him from exercising his vested options when he sought to do so and that the Company wrongfully claimed that such options had expired on the previous day.

The other former employee has alleged that the Company wrongfully failed to accelerate the vesting of his then unvested options and restricted shares upon his termination and to waive the 90-day time period within which he was required to exercise his vested options. This former employee also alleges that he is entitled to a declaration that certain provisions in the Company's

2004 Stock Incentive Plan are invalid and unenforceable under applicable law. He further alleges that he is entitled to a bonus for the approximately five months that he worked for the Company during 2006.

The Company believes that both cases are without merit and intends to vigorously defend them. The Company is required to answer, move or otherwise respond to both arbitration claims by March 9, 2007. Based on currently available information management believes that the likelihood of a material loss is not probable. Accordingly, no amounts have been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $159,100 in matching contributions to the 401(k) Plan for the year ended December 31, 2006.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2006 **Supplementary Schedule I**

Net Capital		
Total shareholder's equity from statement of financial condition	$	57,279,875
Deductions		
Nonallowable assets included in the following captions from the statement of financial condition		
Accounts receivable, net		13,703,909
Furniture, equipment and leasehold improvements, net		3,976,937
Software development costs, net		6,563,148
Prepaid expenses		1,006,705
Deferred tax assets, net		16,157,485
Other assets		311,474
Tentative net capital		15,560,217
Haircut on money market funds included in cash and cash equivalents		(578,271)
Net capital		14,981,946
Required net capital (greater of $5,000 or 6-2/3% of aggregate indebtedness)		1,048,162
Excess net capital	$	13,933,784
Aggregate indebtedness included in statement of financial condition	$	15,722,433
Ratio of aggregate indebtedness to net capital		1.05 to 1

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2006 as amended and filed on February 23, 2007.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirement Pursuant to SEC Rule 15c3-3

December 31, 2006 **Supplementary Schedule II**

The Company claims exemption under Rule 15c3-3(k)(2)(ii).

END